May 25, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Larry L. Greene, Senior Counsel

Re:          Blackstone / GSO Senior Floating Rate Term Fund

Registration Statement on Form N-2, File Nos. 333-165353 and 811-22393

Ladies and Gentlemen:

On behalf of Blackstone / GSO Senior Floating Rate Term Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 6 (“Amendment No. 6”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval system.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP